UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 15 November 201
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X          Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes               No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
Share code: HAR
ISIN: ZAE000015228
DEALINGS IN SECURITIES BY A DIRECTOR
Name of director: HE Mashego
Nature of transaction:
Vesting of Share
Appreciation Rights and on
market sale of ordinary
shares
Date: 15 November 2011
Class of Securities: Ordinary Shares
Strike price per share: R70.54
Selling price per share: R111.82
Number of Share Appreciation
Rights vesting:
Ordinary shares sold:
14 252
5 261
Total Value of sale R588,322.56
Nature and extent of
directors interest:
Direct beneficial
Prior clearance was obtained in respect of the above
dealings by the director.
For more details contact:
Marian van der Walt
Executive: Corporate and Investor Relations
+27 82 888 1242 (mobile)
Johannesburg, South Africa
15 November 2011
Sponsor:
J P Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 15, 2011
Harmony Gold Mining Company Limited
By: /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director